Mail Stop 3561

October 30, 2009

David C. Wajsgras
Senior Vice President and Chief Financial Officer
Raytheon Company
870 Winter Street
Waltham, Massachusetts 02451

Re: Raytheon Company
File No. 001-13699
Form 8-K: Furnished on October 22, 2009

Dear Mr. Wajsgras:

We have reviewed your response letter dated October 26, 2009 and have the following comment. Unless otherwise indicated, we believe you should revise future filings in response to this comment. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We have also asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 8-K furnished on October 22, 2009

1. We note that you have disclosed the non-GAAP measure of "FAS/CAS Adjusted EPS" in your Form 8-K. However, you have not provided substantive reasons specific to you as to why this non-GAAP measure is useful to investors. You should explain in sufficient detail and clarity the substantive reasons specific to you why this measure is useful to investors. Please also explain why it is useful for investors to disregard the eliminated item. Additionally, we note that you present "EPS from Continuing Operations" which is adjusted for the CAS adjustment, this appears to also be a non-GAAP measure. However, you have not identified and labeled this measure as a non-GAAP measure, nor have you provided substantive reasons specific to you as to why this non-GAAP measure is useful to investors or provided a reconciliation to the most comparable GAAP measure, as such, please revise accordingly. Please provide us with a copy of your intended revised

disclosure. Alternatively, please discontinue presenting "FAS/CAS Adjusted EPS" and "EPS from Continuing Operations".

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You may contact Aamira Chaudhry at 202-551-3389 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief